

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 14, 2008

Mr. Salvatore J. Furnari
Chief Financial Officer and Vice President Finance
Galaxy Nutritional Foods, Inc.
5955 T.G. Lee Blvd., Suite 201
Orlando, FL 32822

   Re: **Galaxy Nutritional Foods, Inc.**
      Form 10-K for the Fiscal Year Ended March 31, 2007
      Filed June 7, 2007
      File No. 001-15345

Dear Mr. Furnari:

   We have reviewed your filings, and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2007

Notes to Financial Statements, page 44

Note 14 Related Party Transactions, page 62

Angelo S. Morini, page 62

1.   As a result of determining the stockholder note receivable from Mr. Morini was unlikely to be collected, you reserved $10.1 million during the fiscal year ended March 31, 2006, and an additional $1.4 million during the fiscal year ended March 31, 2007. Per review of the statements of operations on page 41, the

reserve was recorded as an operating expense. Given the guidance in SAB Topic 4:E regarding receivables from the sale of stock to officers, tell us why you concluded it was appropriate to record such reserve as an expense as compared to an adjustment to equity. Please include any literature you relied upon in forming your conclusion.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief